

Mail Stop 3561

May 2, 2017

Via Email
Ms. Laura C. Fulton
Chief Financial Officer
Hi-Crush Partners LP
Three Riverway
Suite 1350
Houston, Texas 77056

       Re: Hi-Crush Partners LP
             Form 10-K for Year Ended December 31, 2016
             Response dated April 25, 2017
             File No. 1-35630

Dear Ms. Fulton:

We have reviewed your April 25, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2017 letter.

Form 10-K for Year Ended December 31, 2016
Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

1. We have reviewed your response to comment 1. As discussed on page F-22, priority income allocations are made in an amount equal to incentive cash distributions allocated 100% to your sponsor. Please present on the face of your statements of operations the amount of net income (loss) attributable to limited partner units. Refer to SAB Topic 4:F.

<u>Form 8-K/A filed May 1, 2017</u>
<u>Exhibit 99.4 Pro Forma Condensed Combined Financial Statements</u>
<u>Pro Forma Condensed Combined Statements of Operations, page 3</u>

2. We have reviewed your response to comment 10 and the disclosures provided in Note 3 to your amended Form 8-K. Please revise the notes to your pro forma statements of operations to show, in a manner similar to that provided in Attachment A to your response to comment 5, how the limited partners' interest in net income on both a historical and pro forma basis were determined for each period presented.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining